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Prospectus Supplement                         Filed Pursuant to Rule 424(b)(3)
dated March 29, 2002                          of the Rules and Regulations under
(To prospectus dated                          the Securities Act of 1933, as
January 5, 2001)                              amended (Reg. No. 333-51978)


                                1,470,588 Shares

                                       of

                              Class A Common Stock

                                       of

                             Sonic Automotive, Inc.

                               Recent Developments

     On March 29, 2002, we issued 1,470,588 shares of our Class A common stock registered under our registration statement on Form S-4 (Reg. No. 333-51978) to The Donald E. Massey Revocable Trust (the "Trust") as consideration for all of the issued and outstanding shares of Massey Cadillac, Inc., a Texas corporation, and Massey Cadillac, Inc., a Tennessee corporation, pursuant to a Stock Purchase Agreement (the "Agreement"), dated as of January 11, 2002, by and between Sonic Automotive, Inc. and the Trust.

     The shares were registered in the name of the Trust. One Hundred Seventy Four Thousand Two Hundred and Four (174,204) of the shares will be held in escrow for a period of ninety (90) days following March 29, 2002 to secure indemnification and other obligations of the Trust arising under the Agreement. These shares will be distributed to the Trust after ninety (90) days except to the extent these shares are returned to us to satisfy indemnification or other obligations under the Agreement.

     Prior to March 29, 2004, the shares may not be resold or otherwise transferred except as follows:

o The Trust may transfer shares to Donald Massey or his spouse or lineal descendants at any time;

o After March 29, 2003, the holder may resell, in any three-month period, up to the greater of (a) one percent of the total shares of Class A common stock outstanding or (b) the average weekly trading volume of the Class A common stock during the four calendar weeks immediately preceding the sale; and

o If at any time we propose to sell shares of Class A common stock in an underwritten public offering for cash, then up to 25% of the shares issued pursuant to the Agreement may be sold in that public offering.

After March 29, 2004, the shares may be resold from time to time as described in the section of our prospectus dated January 5, 2001 under the heading "Plan of Distribution by Selling Security Holders."


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     This Prospectus Supplement is not complete without, and may not be delivered or used, except in connection with, Sonic's Prospectus dated January 5, 2001, including any amendments or supplements thereto.

     Under our agreements with certain manufacturers, we have agreed to provide the statement below:

     No manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus supplement or in the offering made hereby. No manufacturer or distributor has been authorized to make any statements or representations in connection with the offering, and no manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus supplement or for the offering.

     Investing in our Class A common stock involves risks. For a complete summary of the risks associated with an investment in Sonic, we refer you to
Exhibit 99.1 to our most recent quarterly report on Form 10-Q or annual report on Form 10-K filed pursuant to the Securities Exchange Act of 1934, as amended. We encourage you to carefully consider and evaluate all of the information incorporated by reference into this prospectus supplement and the prospectus dated January 5, 2001, as supplemented.